

China Bilingual
Technology and Education Group, Inc.

"CBLY"

September 2011



Safe Harbor Statement



This presentation is not an offering document and is distributed strictly to accredited and approved investor parties and is not to be distributed to any other party without the express consent of the Company. This presentation includes or incorporates by reference statements that constitute forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements include, but are not limited to, information or assumptions about revenues, gross profit, expenses, income, capital and other expenditures, financing plans, capital structure, cash flow, liquidity, management's plans, goals and objectives for future operations and growth. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve know and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could not materially affect actual results, levels of activity, performance or achievements.



Company Overview



➢ Education Company - primary & secondary schools

➢ Founded 1998 - Shanxi Province



➢ Private schools encompassing K-12

- ➢ Kindergarten and Elementary (Primary), Middle and High School (Secondary) grade levels

- ➢ Approximately 12,600 students and 2,000 faculty & staff – full-time boarding schools

- ➢ Shanxi Modern Bilingual School – K-12, Shanxi, est. 1998

- ➢ Sichuan Guang'an Experimental School – K-12 school, Sichuan, est. 2002

- ➢ Shanxi Rising School – K-12, Shanxi, est. 2002 (acquired August 2011)



Investment Highlights



STOCK INFORMATION	
Ticker	CBLY
Current Price	$2.00
Market Cap	$60M
Shares Outstanding	30M
Float	6.6M
TTM - EPS	$0.40
P/E Multiple	5 x's
Fiscal Year End	Dec. 31
1st Trade Date	Sept. 2010

No warrants or stock "overhang" – 30M shares fully-diluted

FINANCIAL INFORMATION	FYE 12/31/10	6-Months 6/30/11
Revenues	$24.4M	$12.4M
Gross Profit	$12.2M	$ 6.2M
Net Income	$12.0M	$ 6.0M
Net Profit Margin	49%	48%
Cash	$8.4M	$12.4M
Acquisition Deposit	$8.8M	$10.2M
Physical Plant	$31.7M	$31.7M
Equity	$31.7M	$38.6M
Long Term Debt	$ -0-	$ -0-
Total Students	9,500	9,500

- *Attorneys* – Sichenzia, Ross, Friedman, Ference
- *Auditor* – Child, Van Wagoner & Bradshaw



Value Proposition - Cultural



➢ China's focus on education to <u>increase productivity</u> and <u>raise the standard of living</u> (college-educated workers are 3x's as productive, and a high school graduates are 1.8x's as productive, as a worker with less than a 9th grade education)

➢ Middle and upper class families emphasis on private education for <u>higher college entrance exam scores</u> – "Gao Kao" exam

➢ <u>One-Child Policy</u> – "Little Emperor/Princess" (2 parents and 4 grandparents)



➢ China's Urbanization – 221 Cities > 1 million population by 2025

(McKinsey & Co. study)



Value Proposition - Education



The Chinese central government has been leveraging education as a key driver supporting the recent economic development as a means to (a) narrow the gap between rural and urban education, (b) address the huge wealth disparity, and (c) maintain social stability.

11th Five-Year Plan continues to signal the importance of education. On March 28, 2011, the Ministry of Education indicates the government's intent to establish a well-educated labor workforce by 2015, placing detailed emphasis on the following:
- _Every laborer entering workforce by 2015 would have an avg. of 13.3 years of education,_
- _Increase gross enrollment ratio in higher learning to 36% by 2015,_ (compared to 26.5% in 2010)
- _Ensure the education system offers a more equitable educational system by 2015,_
- _Ensure rural and less developed regions receive more subsidies and support,_
- _Improve student nutrition in less developed areas, and_
- _Insure that children of migrant workers have equal access to education in cities._



Value Proposition-Economic



➢ Education comprises <u>11% of total consumer spending</u> in China, 3rd largest category after food and housing

➢ Chinese government targets education sector spending to reach <u>4% of GDP</u> in 2012 (up from 2.8% in 2004 and 3.3% in 2008)

➢ Chinese spend <u>15% of disposable income</u> on education, compared to just 2% in the US - growing middle class to accelerate private education growth



Sources: Global Education Digest, UNESCO Institute for Statistics 2007; China's Ministry of Education, National Bureau of Statistics of China



Value Proposition - Company



➤ Consistent   Revenues, Net Profit 48%,
   No Accounts Receivable – Tuition Prepaid



➤ Comparable US-listed Chinese peers
   trade at high <u>PE multiples – 20 - 45x's</u>

➤ Private school <u>not subject to income taxes</u>

➤ <u>Organic and M&A growth</u> through expansion of current business model and teaching methods into new schools, vocational training & international exchange programs



Comparables



China Education Companies - Industry Comparables

Name	Ticker	Price	Market Cap (M)	P/E (ttm)	Fwd. P/E	P/S (ttm)	P/B (mrq)	Revs. (ttm)	Rev. Per Share (ttm)	EV/EBITDA (ttm)	BVPS (mrq)	Fwd. Revs.	Fwd. Net Income
				CBLY PEER COMPARISON									
HQ Global Education	HQGE US	0.45	14.85	0.8x	N/A	0.3x	0.3x	$55.9	1.72	0.3x	1.76	N/A	N/A
TAL Education Group	XRS US	11.80	900.34	N/A	31.3x	N/A	5.5x	$123.5	N/A	N/A	2.14	$177.6	$31.2
Chinacast Education	CAST US	4.80	235.14	18.2x	6.8x	2.4x	0.8x	$92.5	1.88	3.2x	5.71	$104.9	$35.0
New Oriental Education	EDU US	28.25	4,389.47	41.4x	29.3x	7.6x	8.4x	$557.9	3.64	N/A	3.53	$796.3	$159.1
China Education Alliance	CEU US	0.76	24.13	2.7x	N/A	0.5x	0.2x	$43.5	1.36	N/A	3.05	N/A	N/A
China Education Resources	CHN CN	0.24	11.50	94.5x	N/A	2.3x	26.7x	$5.9	0.13	29.9x	0.01	N/A	N/A
Noah Education Holdings	NED US	1.78	66.20	N/A	35.8x	1.7x	0.4x	$36.9	0.99	N/A	4.51	N/A	N/A
China Distance Education	DL US	2.40	82.16	N/A	10.0x	2.5x	4.1x	$41.4	0.93	N/A	0.58	$50.9	$8.3
Ambow Education Holding	AMBO US	5.42	395.61	N/A	8.1x	N/A	0.9x	$200.6	N/A	N/A	5.87	N/A	N/A
Chinaedu Corp	CEDU US	5.72	103.71	18.7x	19.8x	1.6x	1.3x	$58.6	3.66	7.4x	4.43	$71.1	$6.1
Median				18.5x	19.8x	2.0x	1.1x			5.3x			
Average				29.4x	20.1x	2.4x	4.9x			10.2x			

As of August 23, 2011, Source: Bloomberg

"CBLY" Price - $2.00, PE 5x's – Industry Avg. 20x's



Income Statement



Strong revenue and earnings growth

($000's)	2008	2009	2010
Revenues	$17,105	$21,196	$24,367
Growth Rate	*30%*	*24%*	*15%*
Net Income	$7,205	$10,195	$11,966
Growth Rate	*41%*	*41%*	*17%*
EPS	$0.28	$0.39	$0.43



Balance Sheet



Solid Balance Sheet Strength

($000's)	12/31/2009	12/31/2010	06/30/2011
Cash	$5,100	$8,378	$12,392
Total Current Assets	**8,238**	**$8,729**	**$13,954**
Property & Plant*	$31,641	$40,511	$42,300
Total Assets	**$39,903**	**$49,240**	**$56,253**
Prepaid Tuition	$15,792	$14,564	$14,707
Total Liabilities	**$20,958**	**$17,527**	**$17,610**
Total Equity	**$18,945**	**$31,713**	**$38,644**

Includes deposit for the acqusition of the new school, estimated to be completed in the 3rd quarter – 2011.



Projections



Growth Projection – 3 Schools Organic Growth

($000's)	12/31/2011	12/31/2012	12/31/2013
Enrollment	13,200	16,000	18,000
Revenues	**$28,645**	**$40,859**	**$51,807**
Revenue Growth	17%	43%	27%
EBITDA	**$14,655**	**$21,735**	**$29,210**
EBITDA Growth	14%	48%	35%
Net Income	**$11,549**	**$14,356**	**$20,110**
Net Income Growth	(3%)	24%	40%
EPS	**$0.39**	**$0.48**	**$0.67**

Assumes – partial year 2011 for new school; additional depreciation; debt financing increased interest exp.



Shanxi Modern Bilingual School



➤ Est. 1998 – K - 12 boarding school

➤ Focus – Innovative & high-quality education, fluency in both Chinese and English

➤ 38 acre campus, 1.4 million sq. ft buildings – Taiyuan City, Shanxi

- ➤ 3 academic & 1 admin building
- ➤ 4 student apartment buildings
- ➤ 2 cafeterias
- ➤ 6 teacher residential buildings
- ➤ Multi-functional arts gymnasium
- ➤ Basketball courts, 400M- track, soccer
- ➤ Children's playground
- ➤ Audio-visual language teaching facilities
- ➤ Multimedia amphitheater, art & music rooms
- ➤ Modern computer classrooms
- ➤ Physics, chemistry, and biology laboratories







Sichuan Guang'an Experimental School

➢ Est. 2002 – K - 12 boarding school

➢ Focus – Small classes & teaching excellence to excel at college entrance exam

➢ Ranked #1 in region for highest college entrance exam

➢ 23 acre campus, 750,000 sq. ft. buildings – Huaying City, Sichuan

    ➢ State-of-the-art campus, tree lined

    ➢ 2 academic & 1 administration building

    ➢ 4 student apartment buildings

    ➢ 4 teacher apartments

    ➢ 2 cafeterias & AV technology building

    ➢ Large-scale indoor sports center

    ➢ Amphitheater, music, dance, and piano rooms

    ➢ science & language labs, multimedia network classroom

    ➢ 400M track and field, basketball, volleyball, and badminton courts







Taiyuan – New Acquisition School

➢ Built 2002 – K - 12 boarding school

➢ 82 acre campus, 2.2 million sq. ft. buildings

➢ Capacity for 10,000 students










Taiyuan – New Acquisition School



➢ Acqusition completed August 31, 2011

➢ Purchase Price – RMB 690 Million (Approximately $108.1 Million USD)

    ➢ Payment - RMB 340 Million (Approximately $53.3 Million USD)

    ➢ Balance – Seller's Note
        ➢ RMB 150 million (approximately $23.5 million USD) to be paid by August 31, 2012,
        ➢ RMB 100 million (approximately $15.7 million USD) by August 31, 2013 ,and
        ➢ RMB 100 million (approximately $15.7 million USD) by August 31, 2014.



Industry



- Chinese education is competitive and is primarily driven by:
    - Location & Facilities
    - Curriculum & Courses Offered
    - Teacher Quality & Research Capability
    - Reputation & National Test Scores



- Increased competition from private educational institutions and extra-curricular training centers that allow parents and students to choose the educational institutions and courses they would like to attend

- In general, educational institutions compete within the communities they serve





Competitive Advantages



➤ **Distinctive school characteristics -** English and Chinese bilingual campus with dozens of full-time foreign teachers teaching language and cultural skills

➤ **Excellent teaching in small class size -** Renowned educational experts & teachers, good class discipline, teachers average age 36 years and 80% government recognized subject leaders. Small class size allows for individual attention

➤ **Licensing -** Approvals and certifications from the local Bureau of Education and national Ministry of Education. Accredited facilities & teaching staff

➤ **Reputation for strong students -** K-12 above average national test scores, 99% achieve college entrance exam enrollment mark (less than 20% nationally)

➤ **Operations -** Quality of education and its ability to attract and retain teachers with varied specialties. The Company strives to maintain and improve the level of enrollment and to provide first-class facilities and teaching services



Management Team



Ren Zhiqing, Chairman and Chief Executive Officer

Dr. Ren has been the Chief Executive Officer of Shanxi Taiji Industrial Development Co., Ltd. since its formation in 1997. Previously, he was the president of Shanxi Modern Trade and Economics Institute (1993 to 1997), a privately funded college. He also served as head of China Yinjing News Agency, Shanxi Branch (1989 to 1993) and was a contributing writer for the China Economic News Agency (1986 to 1989). Dr. Ren earned his medical degree at Shanxi College of Traditional Chinese Medicine.

Pan Mingxiao, Executive Vice President and Director

Mr. Pan has been an officer and director of Shanxi Taiji Industrial Development Co., Ltd since 2004. Previously, he was the Chief Financial Officer of Shanxi Modern Bilingual School and has over 15 years experience in the education field. Mr. Pan earned his Bachelors degree from Peking University.



Management Team (2)



Ren Xudong, Vice President

Mr. Ren has worked in the school system since 2010 in operations management and corporate communications. Previously, he graduated from Imperial College in London, with is BA in Mathematics in 2006 and his Master's Degree in Risk Management in 2007. Mr. Ren was involved in Kia Motors management training and entrepreneurial activities from 2008 to 2010.

Michael Toups, Chief Financial Officer

Mr. Toups has 20 years of experience in accounting and corporate finance. He has publicly-traded company experience including PCAOB audits, SEC reporting & SOX compliance. Mr. Toups earned his MBA in Finance from the University of Notre Dame.



Summary



➢ Founded 1998 – Excellent Reputation & Proven Success

➢ Strong Faculty & High National Test Scores

➢ Good Demographics & China Emphasis on Education

➢ Opportunity for Organic and M&A Growth

➢ High Industry Trading Multiples

➢ Applying for Listed Exchange









Contact Us

At the Company:

China Bilingual Technology & Education Group Inc.

No. 2 Longbao Street, Xiaodian Zone,

Taiyuan City, Shanxi Province, China 030031

Michael Toups, CFO +1-727-641-1357

Investor Relations:

RedChip Companies, Inc.

500 Winderley Place, Suite 100

Maitland, FL 32751

Michael Bowdoin, 1-800-RED-CHIP (733-2447)

